[iGate Letterhead]

December 3, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549-3561

Re:	iGate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Form 8-K Filed October 1, 2008

File No. 000-21755

Dear Mr. Gilmore:

This letter is in response to your letter dated December 1, 2009 to iGate Corporation (the “Company”). Your letter included twelve comments to which we responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.	SEC COMMENT: We refer to your disclosure under the risk factor subcaption “Concentration of Revenues” on page 6 and note that your five largest clients represented approximately 61%, 55% and 50% of your revenues for the years ended December 31, 2008, 2007 and 2006, respectively. We also refer to note 8 to your consolidated financial statements where you disclose that two of your customers accounted for 25% and 18%, 25% and 18%, and 30% and 10% of your total revenues in 2008, 2007 and 2006, respectively. We are unclear as to how you have determined not to identify these customers pursuant to Item 101(c)(1)(vii) of Regulation S-K, discuss the material terms of agreements with these customers, and file these agreements as exhibits. Please advise.

COMPANY RESPONSE: We have identified the customers who accounted for more than 10% of our revenues in our quarterly Form 10-Q filings in both 2008 and 2009 as well as the 2008 Form 10-K. For the Staff’s information, the two significant customers are Royal Bank of Canada and General Electric Company, as set forth in the notes to our quarterly financial statements. We will include the names of our significant customers in all future Form 10-K filings, in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Mr. Patrick Gilmore

December 3, 2009

The work performed for each of these significant customers is evidenced by numerous agreements and statements of work reflecting the material terms of each project or assignment. Over the course of a year, the Company performs hundreds of specific project or assignments, the material terms of which vary from project to project and are contained in the agreements and statements of work. As a result, there is not one agreement which describes the material terms and nature of the totality of the work performed for Royal Bank of Canada and General Electric Company. Accordingly, while the Company acknowledges that the relationships with these customers are material, it does not believe there exists an agreement with these customers of the nature contemplated by Item 601(k)(10) of Regulation S-K.

Item 1A. Risk Factors, page 4

General

2.	SEC COMMENT: Several of the subcaptions in your risk factors section fail to adequately describe how the related condition or uncertainty will affect your company. As examples, we note the following subcaptions:

•	Difficulties in Providing Expanded Service Options” on page 4;

•	Rapid Technological Change; Dependence on New Solutions” on page 5; and

•	Concentration of Revenues on page 6.

In subsequent filings, please be sure that each risk factor subcaption adequately describes the risk. See Item 503(c) of Regulation S-K.

COMPANY RESPONSE: We acknowledge the Staff’s comment. In future filings, we will revise the subcaptions in our risk factors to more fully describe how the related condition or uncertainty associated with each risk factor can or may affect us.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 15

3.	SEC COMMENT: In subsequent filings, please consider expanding your overview to include a discussion of economic or industry-wide factors relevant to your operations. In this regard, we refer to your earnings calls, including the second quarter 2009 earnings conference call and note your discussion regarding utilization and the pricing realizations decline.

Mr. Patrick Gilmore

December 3, 2009

COMPANY RESPONSE: We acknowledge the Staff’s comment. In future filings, we will consider expanding our overview to include a discussion of economic or industry-wide factors relevant to our operations in our subsequent filings.

4.	SEC COMMENT: As a related matter please consider expanding your overview in subsequent filings to include a discussion of important themes or significant matters with which you are concerned primarily in evaluating your financial condition and operating levels. See Section III.A of SEC Release No. 33-8350.

COMPANY RESPONSE: We acknowledge the Staff’s comment. In future filings, we will consider including a discussion of important themes or significant matters with which we are primarily concerned with in evaluating our financial condition and operating levels.

Part III (as incorporated by reference from definitive proxy filed March 13, 2009)

Executive Compensation

Compensation Discussion and Analysis

Base Salaries for Executive Officers, page 13

5.	SEC COMMENT: We note that in setting the base salaries of your executive officers you consider the base salaries paid to executive officers at peer group companies. Please tell us whether you engaged in any benchmarking of total compensation, or any material element of compensation, and if applicable, its components (including component companies). You should also describe the criteria used in selecting the component companies of the peer group. See Item 402 (b)(2)(xiv) of Regulation S-K.

COMPANY RESPONSE: We benchmark total compensation, including fixed and variable compensation, against the total compensation of similar executive officers with peer group companies. The criteria used for selecting component companies of the peer group are: similar geographical location, reputation of the company (e.g., industry leader, trend setter, etc), similar business model, type of industry for which the company provides service (e.g., BFSI), and size of the company. All the benchmarking data which includes peer company, similar officers, total compensation including fixed and variable portions and stock incentive plans is analyzed, reviewed and discussed by the compensation committee on an annual basis, after which the total compensation is reviewed and approved by the board.

Mr. Patrick Gilmore

December 3, 2009

Annual Bonuses for Executive Officers, page 14

6.	SEC COMMENT: You state that bonuses paid to Messrs. Shangold and Murthy were based upon your attainment of specific revenue, gross profit and operating results; and the bonus paid to Mr. Zugay was based on your attaining certain goals primarily related to corporate operating expenses. Please describe for us how your annual bonus payments, and the other forms of executive compensation, are structured and implemented to reflect these items of your performance. Where discretion can be exercised as to the amounts of the payments, identify any particular exercise of discretion and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s)- See Item 402(b)(2)(vi) of Regulation S-K.

COMPANY RESPONSE: The annual bonus payments, and other forms of executive compensation, are based upon the Company’s attainment of specific revenue, gross profit and operating results. Similarly, for Mr. Zugay, maintenance of a certain level of corporate operating expenses was the criteria upon which his bonus payments were based. The audited financial statements or quarterly filings were used as the base in determining these amounts based on which the annual bonuses were computed. All the bonus payments and targets for the named executives are approved by the Compensation Committee. For the year under review, the bonuses were based on the revenue and profit before tax targets being met without the exercise of any subsequent discretion after the targets were set. In the event of a termination without cause, the amount of bonus payments paid to the departing officer would be subject to an exercise of discretion by the Compensation Committee and the Board.

Stock Incentive Plan, page 14

7.	SEC COMMENT: You state that your Compensation Committee considers the performance level of each officer in determining the size of equity awards. For each element of compensation. please tell us how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account- See Item 402(b)(2)(vii) of Regulation S-K.

COMPANY RESPONSE: The overall criteria used are as follows: Base salaries including fixed and variable components are determined in comparison with what

Mr. Patrick Gilmore

December 3, 2009

similar officers are paid in the peer group of companies. The measurement criteria for calculation of bonuses are revenue and profit before taxes. The measurement criteria for equity awards, both restricted stock awards and option awards are year-over-year improvements of not less than 10% in profits after tax as per the audited consolidated financial statements (excluding discontinued operations).

Policies and Procedures for Approving Related Person Transactions, page 32

8.	SEC COMMENT: You state that material related person transactions are to be approved by your Audit Committee. Please describe for us the material features of your policies and procedures for the review, approval or ratification of such transactions. See Item 404(b) of Regulation S-K.

COMPANY RESPONSE: The material features of our policies and procedures for the review, approval or ratification of related party transactions are as follows:

•	All potential related party transactions are reported to the audit committee.

•	The audit committee reviews the potential transaction and ensures that it is at arms length and no undue advantage is being given to the related party.

•

In reviewing any potential transaction, comparative data is provided to the audit committee to enable them to deliberate the matter. For example, for the rents paid to the Co-Chairmen, the audit committee was provided comparative rents for similar housing in the city of Chennai.

•	The audit committee will ratify the transaction, if and only if it meets the above criteria in light of the data.

Signatures. page 82

9.	SEC COMMENT: We refer to comment 8 of our letter dated December 1, 2007 issued in connection with our review of your Form 10-K for the year ended December 31, 2006 and your related response dated January 25, 2008 and note that you have not included the signature of either a controller or chief accounting officer on your report. Please confirm that you will include the signature of the person serving in such capacity in subsequent filings. See General Instruction D(2)(a) of Form 10-K.

COMPANY RESPONSE: The Vice-President of Finance handles the role of controller or chief accounting officer of the company. Following the unfortunate demise of our CFO, N. Ramachandran in 2008, Sujit Sircar, the Senior Vice-President Finance was promoted as CFO and performed both functions. We confirm that going forward, the controller or chief accounting officer’s signature will be included on Form 10-K.

Mr. Patrick Gilmore

December 3, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Condensed Consolidated Statements of Income, page 3.

10.	SEC COMMENT: Please explain to us how your income statement presentation complies with ASC 810-10-50-IA. Sec also the implementation guidance in ASC 810-10-55-4J.

COMPANY RESPONSE: We believe that our Condensed Consolidated Income Statement presentation complies with the ASC 810 – 10 -50 – IA except for a minor difference in the presentation of the non-controlling interest that existed in the prior year. We will correct the presentation and follow the requirements of the implementation guidance for all of our future filings.

Item 4. Controls and Procedures

11.	SEC COMMENT: We note that you have provided Management’s Report on Internal Control over Financial Reporting in your Forms 10-Q for the periods ended March 31, 2009, June 30. 2009 and September 30, 2009. However, we note that Management’s Annual Report on Internal Control over Financial Reporting is only required in your Form 10-K and the conclusions would be as of the end of the registrant’s most recent fiscal year. See Item 308 of Regulation S-K. Please advise.

COMPANY RESPONSE: We internally undertake an evaluation of the internal controls of our company every quarter as part of our risk assessment and accordingly provided this as additional information. We will review alternative means of communicating management’s evaluation of internal controls on a quarterly basis in future Form 10-Q filings.

Form 8-K Filed October 1, 2008

12.	SEC COMMENT: Please tell us how you considered filing pro forma financial information for the disposition of your Professional Services business. See Item 9.01 of Form 8-K and Article I 1 of Regulation S-X.

COMPANY RESPONSE: The disposition of our professional services business was a spin-off to our existing shareholders effective September 30, 2008. At the time of the spin-off, we concluded that pro forma information was not necessary

Mr. Patrick Gilmore

December 3, 2009

because we performed the significant subsidiary tests described in Rule 1-02(w) of Regulation S-X as of September 30, 2008 and noted that the professional services business did not meet any of the significant subsidiary tests at the 10% level. Total segment assets were less than 9% of total assets, segment pre-tax income was less than 3% of pre-tax income from continuing operations, and the investment in the professional services business was less than 6% of total assets, all of which were below the 10% threshold.

In all prior filings, we had historically disclosed the professional services business as a separate reportable segment, including separate discussion in the MD&A section, thereby providing users of the financial statements with an understanding of the impact that such spin-off on our historical results. We believed that through these segment disclosures we had substantially provided the information that would otherwise had been included in the pro forma disclosures. Additionally, the September 30, 2008 Form 10-Q, filed on November 6, 2008, presented the professional services business as discontinued operations.

Based on the above, we concluded that it was not necessary to include the pro forma financial information for the disposition of our professional services business in the Form 8-K filed on October 1, 2008.

*            *            *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call us, or our outside counsel, James J. Barnes, at (412) 288-7164, or Eric L. Billings, at (412) 288-3022.

Sincerely,

/s/ Sujit Sircar
Sujit Sircar
Chief Financial Officer cc: Phaneesh Murthy